UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 4)
EMMIS COMMUNICATIONS CORPORATION
(Name Of Subject Company (Issuer) And Filing Person (Offeror))
6.25% Series A Cumulative Convertible Preferred Stock, Par Value $0.01
(Title of Class of Securities)
291525202
(CUSIP Number of Class of Securities)
J. Scott Enright, Esq.
One Emmis Plaza
40 Monument Circle
Suite 700
Indianapolis, Indiana 46204
(317) 266-0100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
With a copy to:
James M. Dubin, Esq.
Lawrence G. Wee, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**

$6,000,000	$687.60

*	The transaction value is estimated solely for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $6,000,000 in the aggregate of up to 428,571 shares of 6.25% Series A Cumulative Convertible Preferred Stock of Emmis Communications Corporation, par value $0.01, at the minimum tender offer price of $14.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 3 for fiscal year 2012, equals $114.60 per million dollars of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$687.60	Filing Party:	Emmis Communications Corporation

Form or Registration No.:	Schedule TO-I	Date Filed:	December 1, 2011
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

ITEMS 4 and 7.
ITEM 11. ADDITIONAL INFORMATION
ITEM 12. EXHIBITS
SIGNATURES
EXHIBIT INDEX
EX-99.A.5.III

     This Amendment No. 4 (the “Amendment No. 4”) amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed on December 1, 2011, as amended and supplemented by Amendment No. 1 filed on December 2, 2011, Amendment No. 2 filed on December 12, 2011 and Amendment No. 3 filed on December 14, 2011 (as amended and supplemented, the “Schedule TO”) by Emmis Communications Corporation, an Indiana corporation (“Emmis” or the “Company”) with the Securities and Exchange Commission.
The Schedule TO relates to the offer (the “Offer”) by the Company to purchase, up to $6,000,000 in value of shares of its 6.25% Series A Cumulative Convertible Preferred Stock, $0.01 par value per share (the “Preferred Shares”), at a price not greater than $15.56 nor less than $14.00 per Preferred Share, to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Amended Offer to Purchase filed on December 12, 2011, as amended and supplemental by Amendment No. 3 filed on December 14, 2011 (as amended and supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal filed on December 1, 2011, as amended and supplemented by Amendment No. 2 filed on December 12, 2011 (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
     All capitalized terms used in this Amendment No. 4 without definition have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.
The items of the Schedule TO set forth below are hereby amended and supplemented as follows:
ITEMS 4 and 7.
Section 7 (“Conditions of the Offer”) of the Offer to Purchase is hereby amended and supplemented by adding the following paragraph:
“One of the conditions to the Offer is that we will not be required to complete the Offer if the closing sale price of the Preferred Shares on the Nasdaq-GS has exceeded $15.56 for any five or more trading days on or after November 30, 2011 and on or prior to the Expiration Date (the “Closing Price Condition”). The Closing Price Condition was triggered and we have waived the Closing Price Condition.”
ITEM 11. ADDITIONAL INFORMATION
“Item 11. Additional Information” to the Schedule TO is hereby amended and supplemented by adding the following information to the end thereof:
On January 3, 2012, Emmis issued a press release announcing the preliminary results of the Offer, which expired at 5:00 p.m., New York City Time, on Friday, December 30, 2011. A copy of such press release is filed as Exhibit (a)(5)(iii) to this Schedule TO and is incorporated herein by reference.
ITEM 12. EXHIBITS

(a)(1)(i)	Amended Offer to Purchase, dated December 12, 2011.

(a)(1)(ii)	Offer to Purchase, dated December 1, 2011.

(a)(1)(iii)	Form of Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(iv)	Notice of Guaranteed Delivery.

(a)(1)(v)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release, dated November 30, 2011, incorporated by reference to the Company’s Statement on Schedule TO-C, dated December 1, 2011.

(a)(5)(ii)	Press Release, dated December 12, 2011.

*(a)(5)(iii)	Press Release, dated January 3, 2012.

(b)	Note Purchase Agreement, dated November 10, 2011, by and between Zell Credit Opportunities Master Fund, L.P. and Emmis Communications Corporation.

(d)(1)	Total Return Swap Confirmation, dated November 28, 2011, by and between Alden Global Distressed Opportunities Master Fund, L.P. and Emmis Communications Corporation.

(d)(2)	Voting Agreement, dated November 28, 2011, by and among Alden Global Distressed Opportunities Master Fund, L.P., J. Scott Enright, and Emmis Communications Corporation.

(d)(3)	Total Return Swap Confirmation, dated November 14, 2011, by and between Valinor Credit Partners Master Fund, L.P. and Emmis Communications Corporation.

(d)(4)	Voting Agreement, dated November 14, 2011, by and among Valinor Credit Partners Master Fund, L.P., J. Scott Enright, and Emmis Communications Corporation.

(d)(5)	Total Return Swap Confirmation, dated November 14, 2011, by and between Sugarloaf Rock Capital, LLC and Emmis Communications Corporation.

(d)(6)	Voting Agreement, dated November 14, 2011, by and among Sugarloaf Rock Capital, LLC, J. Scott Enright, and Emmis Communications Corporation.

(d)(7)	Total Return Swap Confirmation, dated November 14, 2011, by and between Third Point Partners Qualified L.P. and Emmis Communications Corporation.

(d)(8)	Voting Agreement, dated November 14, 2011, by and among Third Point Partners Qualified L.P., J. Scott Enright, and Emmis Communications Corporation.

(d)(9)	Total Return Swap Confirmation, dated November 14, 2011, by and between Third Point Partners L.P. and Emmis Communications Corporation.

(d)(10)	Voting Agreement, dated November 14, 2011, by and among Third Point Partners L.P., J. Scott Enright, and Emmis Communications Corporation.

(d)(11)	Total Return Swap Confirmation, dated November 14, 2011, by and between Third Point Offshore Master Fund L.P. and Emmis Communications Corporation.

(d)(12)	Voting Agreement, dated November 14, 2011, by and among Third Point Offshore Master Fund L.P., J. Scott Enright, and Emmis Communications Corporation.

(d)(13)	Total Return Swap Confirmation, dated November 14, 2011, by and between Third Point Ultra Master Fund L.P. and Emmis Communications Corporation.

(d)(14)	Voting Agreement, dated November 14, 2011, by and among Third Point Ultra Master Fund L.P., J. Scott Enright, and Emmis Communications Corporation.

(d)(15)	Emmis Communications Corporation 1999 Equity Incentive Plan, incorporated by reference from the Company’s proxy statement dated May 26, 1999.

(d)(16)	Emmis Communications Corporation 2001 Equity Incentive Plan, incorporated by reference from the Company’s proxy statement dated May 25, 2001.

(d)(17)	Emmis Communications Corporation 2002 Equity Compensation Plan, incorporated by reference from the Company’s proxy statement dated May 30, 2002.

(d)(18)	Form of Stock Option Grant Agreement, incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed March 7, 2005.

(d)(19)	Form of Restricted Stock Option Grant Agreement, incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed March 7, 2005.

(d)(20)	Emmis Communications Corporation 2004 Equity Compensation Plan as Amended and Restated in 2008, incorporated by reference to Exhibit 10.14 to the Company’s Form 8-K filed January 7, 2009.

(d)(21)	Emmis Communications Corporation 2010 Equity Compensation Plan, incorporated by reference to Exhibit A to the Company’s proxy statement filed on Form DEF 14A on November 10, 2010.

(g)	None.

(h)	None.

*	Filed herewith.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMMIS COMMUNICATIONS CORPORATION

By:	/s/ J. Scott Enright

Name:	J. Scott Enright
Title:	Executive Vice President, General Counsel and
Secretary
Dated: January 3, 2012

EXHIBIT INDEX

Exhibit	Description
**(a)(1)(i)	Amended Offer to Purchase, dated December 12, 2011.

**(a)(1)(ii)	Offer to Purchase, dated December 1, 2011.

**(a)(1)(iii)	Form of Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

**(a)(1)(iv)	Notice of Guaranteed Delivery.

**(a)(1)(v)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

**(a)(1)(vi)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)(i)	Press Release, dated November 30, 2011, incorporated by reference to the Company’s Statement on Schedule TO-C, dated December 1, 2011.

**(a)(5)(ii)	Press Release, dated December 12, 2011.

*(a)(5)(iii)	Press Release, dated January 3, 2012.

**(b)	Note Purchase Agreement, dated November 10, 2011, by and between Zell Credit Opportunities Master Fund, L.P. and Emmis Communications Corporation.

**(d)(1)	Total Return Swap Confirmation, dated November 28, 2011, by and between Alden Global Distressed Opportunities Master Fund, L.P. and Emmis Communications Corporation.

** (d)(2)	Voting Agreement, dated November 28, 2011, by and among Alden Global Distressed Opportunities Master Fund, L.P., J. Scott Enright, and Emmis Communications Corporation.

** (d)(3)	Total Return Swap Confirmation, dated November 14, 2011, by and between Valinor Credit Partners Master Fund, L.P. and Emmis Communications Corporation.

** (d)(4)	Voting Agreement, dated November 14, 2011, by and among Valinor Credit Partners Master Fund, L.P., J. Scott Enright, and Emmis Communications Corporation.

** (d)(5)	Total Return Swap Confirmation, dated November 14, 2011, by and between Sugarloaf Rock Capital, LLC and Emmis Communications Corporation.

** (d)(6)	Voting Agreement, dated November 14, 2011, by and among Sugarloaf Rock Capital, LLC, J. Scott Enright, and Emmis Communications Corporation.

** (d)(7)	Total Return Swap Confirmation, dated November 14, 2011, by and between Third Point Partners Qualified L.P. and Emmis Communications Corporation.

** (d)(8)	Voting Agreement, dated November 14, 2011, by and among Third Point Partners Qualified L.P., J. Scott Enright, and Emmis Communications Corporation.

** (d)(9)	Total Return Swap Confirmation, dated November 14, 2011, by and between Third Point Partners L.P. and Emmis Communications Corporation.

** (d)(10)	Voting Agreement, dated November 14, 2011, by and among Third Point Partners L.P., J. Scott Enright, and Emmis Communications Corporation.

** (d)(11)	Total Return Swap Confirmation, dated November 14, 2011, by and between Third Point Offshore Master Fund L.P. and Emmis Communications Corporation.

** (d)(12)	Voting Agreement, dated November 14, 2011, by and among Third Point Offshore Master Fund L.P., J. Scott Enright, and Emmis Communications Corporation.

** (d)(13)	Total Return Swap Confirmation, dated November 14, 2011, by and between Third Point Ultra Master Fund L.P. and Emmis Communications Corporation.

Exhibit	Description
** (d)(14)	Voting Agreement, dated November 14, 2011, by and among Third Point Ultra Master Fund L.P., J. Scott Enright, and Emmis Communications Corporation.

(d)(15)	Emmis Communications Corporation 1999 Equity Incentive Plan, incorporated by reference from the Company’s proxy statement dated May 26, 1999.

(d)(16)	Emmis Communications Corporation 2001 Equity Incentive Plan, incorporated by reference from the Company’s proxy statement dated May 25, 2001.

(d)(17)	Emmis Communications Corporation 2002 Equity Compensation Plan, incorporated by reference from the Company’s proxy statement dated May 30, 2002.

(d)(18)	Form of Stock Option Grant Agreement, incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed March 7, 2005.

(d)(19)	Form of Restricted Stock Option Grant Agreement, incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed March 7, 2005.

(d)(20)	Emmis Communications Corporation 2004 Equity Compensation Plan as Amended and Restated in 2008, incorporated by reference to Exhibit 10.14 to the Company’s Form 8-K filed January 7, 2009.

(d)(21)	Emmis Communications Corporation 2010 Equity Compensation Plan, incorporated by reference to Exhibit A to the Company’s proxy statement filed on Form DEF 14A on November 10, 2010.

*	Filed herewith.

**	Previously filed.